UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
\Washington, D.C. 20549

FORM 12b-25

Commission File Number_______

NOTIFICATION OF LATE FILING

(Check One)	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K			[ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ImClone Systems Incorporated

Full Name of Registrant

Former Name if Applicable

180 Varick Street

Address of Principal Executive Office (Street and number)

New York, NY 10014

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     We seek relief pursuant to Rule 12b-25(b) to file a late Form 10-K. The Form 10-K for the period ended December 31, 2002 could not be filed without unreasonable effort or expense and the subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date of March 31, 2003.

     We are delaying the filing of our Form 10-K due to the need to restate our 2001 and later financial statements and possibly certain of our financial statements for earlier periodsto reflect the impact of a potential withholding tax liability on the exercise of company stock options and warrants issued to our former President and Chief Executive Officer due to his non-payment of New York State income taxes and potential non-payment of federal income taxes. We have been engaged in discussions with both the Internal Revenue Service and the New York State Department of Taxation and Finance regarding the extent of our liability and any interest or penalties that may be assessed.

     In addition, we are reviewing certain other options and warrants to determine the extent, if any, of potential withholding tax liabilities associated with the exercise of those warrants and options which were held by current and former officers, directors and employees, including our former President and Chief Executive Officer.

     We currently estimate that the total amount to be reflected on our balance sheet relating to the non-payment of state and federal taxes by our former President and Chief Executive Officer and our review of certain options and warrants could be up to $60 million, exclusive of penalties and interest. While the amount of this liability and the amount ultimately charged against earnings will be determined by our ongoing review of the certain other options and warrants, the charge against earnings will be at least $23.3 million, an amount representing the withholding tax liability attributable to our former President and Chief Executive Officer, exclusive of penalties and interest.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Clifford R. Saffron, Esq. (Name)	212 (Area Code)	645-1405 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to “Part III – Narrative”

ImClone Systems Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2003	By	/s/ Clifford R. Saffron
Name: Clifford R. Saffron
Title: Senior Vice President, Legal and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTION
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.	ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

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